FOR IMMEDIATE RELEASE:	January 2, 2014	PR 14-1

Atna Makes Final Payment on Guaranteed Gold Participating Bonds

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to announce that it has fully repaid all amounts due under its US$14.5 million 10% Guaranteed Gold Participating Bonds. This facility was arranged in December 2009 to provide additional working capital for the ramp-up of operations at the Briggs mine in Inyo County, California.

Atna’s primary focus in 2014 is on gold production and cash flow from its Briggs Mine, reductions to corporate operating cost and further reductions in outstanding debt. As part of the Company’s cost reduction program, Atna’s Board of Directors is taking all of its compensation in Restricted Stock Units (“RSU”) and executive management is also receiving 20 percent of their pay in RSUs.

Due to reduced development activity planned in 2014, Atna did not renew the Employment Agreement of its COO, Mr. Daniel Saint Don, in 2014. The Company would like to thank Dan for his contributions and wishes him well in his future endeavors.

Atna produces gold from its Briggs Mine in California, and holds the partially developed Pinson Underground gold mine near Winnemucca, Nevada and the permitted, but undeveloped, Reward gold project near Beatty, Nevada. For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Briggs Mine operations, operating risks, cash flow, gold production, operating costs, permits and other factors related to achieving forward-looking gold production, operating cost and debt service forecasts. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2012 Form 20-F dated March 21, 2013.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com